BofA SECURITIES ~ ~



Global Corpe, ate & Investment Banking

               BofA Securities, Inc.

One Bryant Park, New York, NY 10036




May 10. 2022

Securities and Exchange Com mission
100 F Street, N.E.
Washington. D.C. 20549

       Re: Registration Stateme nt o n Form S-4 (Registration No. 333-264422)

To whom it may concern:

         Reference is made to the above-referenced registration statement (the Registration
Statement'') of Kalera Public Limited Company (the   'Issue r    ) under the
Securities Act of 1933, as
amended (the     securities Act") w ith respect to a proposed business
combination involving a
merger. consolidation, exchange of securities. acq uis ition of assets. or s imilar transaction involving a spec ial purpose acquis ition company and one o r more target compa nies (the "T ransaction'"). The
Registration Statement has not yet been declared effective as of the date of this letter.

         This letter is to advise you that. effective as of May 8. 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relations hip in which we were described in the
Registration Statement as acting or agreeing to act (including, without limitation, any capac ity or re lationship (A) required to be descri bed under Paragraph (5) of Schedule A or ( 8 ) for which consent is requ ired under Section 7 of the Securities Act) w ith respect to the Transaction.

        Therefore, we he reby advise you and the Issuer, pursuant to Section I J(b)( I) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 unde r the Securities
Act) w ill be respons ible
for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (w ithin the meaning of
Section 2(a)( I I) of the Securities Act or the rules and regulations promulgated thereunder) w ith respect to the Transaction.

                                                  Sincerely,

                                                   BofA Securities. Inc.


                                                  By
                                                  Name: Rob Stee le ~
                                                  Title:::i~
cc:    Kalera Public Limited Company
       Kalera AS
       Julie Sherman, Staff Accountant
       Brian Cascio. Staff Accountant
       Tyler Howes, Staff Attorney
       Christopher Edwards. Staff Attorney